Item 77D - Deutsche Diversified Market Neutral
Fund (a series of Deutsche Market Trust)

Effective on June 1, 2014, the following changes became effective:
The fund's Board of Trustees approved the appointment of GAM International Management Limited (GAM) as sub-advisor to the fund. GAM assumed the day-to-day management of a portion of the fund's assets on June 16, 2014.
The fund's investment strategy was amended to permit the fund to invest in US government securities, US dollar denominated fixed income securities and cash equivalent securities and to include GAM's market neutral strategy as follows:
GAM's Market Neutral Strategy: The strategy is a market neutral European equity strategy that aims to achieve positive absolute returns irrespective of the market environment. The strategy invests primarily in equities and equity-related securities of European companies. In managing the strategy, portfolio management seeks market and sector neutrality by using pair trades, which is a long position in a stock portfolio management believes will increase in value while simultaneously holding a short position in a stock portfolio management believes will decrease in value in the same sector. Portfolio management connects each long/short pair trade decision to a particular profit-taking and stop-loss trigger target. Once a trigger threshold is reached, a strategy check is made and if the relevant factors have not changed, the long position is sold and the short position is closed out. Any portion of the strategy's assets not invested in long/short pair trades will generally be invested in US government securities, US dollar denominated fixed income securities and cash equivalent securities.
In implementing the strategy, portfolio management generally may use forward currency contracts.
Effective on July 1, 2014, Pyramis Global Advisors, LLC (Pyramis) no longer serves as a sub-advisor to the fund.



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